Filed by Vertical Aerospace Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Broadstone Acquisition Corp.

Commission File No.: 001-39506

Date: July 15, 2021

Bloomberg QuickTake Transcript – Stephen Fitzpatrick on Take the Lead, 7/14/2021

Scarlett Fu, Bloomberg QuickTake

Vertical Aerospace is a UK electric aircraft manufacturer that’s now got endorsements from American Airlines and Virgin Atlantic. This startup revealed last month, it has $4 billion in orders for 1000 of its vertical takeoff and landing aircraft or eVTOLs. Vertical also announced plans to go public through a merger with a blank check company. Let’s bring in its CEO and co-founder, Stephen Fitzpatrick, to discuss more. Stephen, welcome to QuickTake, tell me more about your eVTOLs, why do people call them flying cars?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Good evening, Scarlett. So, when we started off discussing electric vertical takeoff and landing vehicles, they were typically quite small, you know a lot of a lot of designers were looking at one, or two passenger vehicles and autonomous, as well a lot of companies decided that autonomous was the way to go, and they looked a little bit more like road cars. Today, you know, we realize, autonomous is going to be some years away. There’s going to be piloted aircraft we need to have longer range more efficiency, and so a lot of eVTOL companies that develop winged vehicles and now they look a lot more like, like planes.

Scarlett Fu, Bloomberg QuickTake

Gotcha, gotcha. And I guess people would think that’s flying cars you can only fit a couple of people in there, how many people can fit in each of these aircraft is there a weight limit like are in helicopters?

Stephen Fitzpatrick, CEO of Vertical Aerospace

So, the limiting factor at the moment, is really the energy density the batteries and there’s a pretty good convergence, around four to six passengers on battery powered only, and that’s with the useful range between 60 and 100 miles.

Scarlett Fu, Bloomberg QuickTake

Gotcha, gotcha. What is your understanding of how American and Virgin, who had pre-ordered some of these devices, or I shouldn’t say devices, that makes it sound like they’re small when they’re not. How will they fold this aircraft into their existing networks and build out their operations?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yeah, so when, when we’re talking to airline partners and like I said, we have conditional orders from American, Virgin, and some of the world’s largest second largest aircraft leasing company, Avolon, they’re all looking at ways in which they can improve the passenger experience for their short and long haul traveling. If you consider that, you know, a lot of flights in the US and Europe are in our sub-two hours, but the passengers can spend sometimes 90-120 minutes getting to the airport on either side, shortening that transit to the, to the airport is a big consideration for a traveler. Yeah, so this is something that you know you’re going to be talking about travel times downtown Manhattan to JFK in 12 minutes, and it’s going to cost about 40 bucks per passenger.

Bloomberg QuickTake Transcript – Stephen Fitzpatrick on Take the Lead, 7/14/2021

Scarlett Fu, Bloomberg QuickTake

I love that I love that. Of course, Stephen, safety regulations and certifications need to be in place before any of this can be a reality, give us an update on where that stands and what the timeline for that looks like.

Stephen Fitzpatrick, CEO of Vertical Aerospace

So, like you said, the technology that we need to develop these vehicles exists today. And the challenge we have now is proving to the FAA in North America or the EASA, the European safety agency, that we can build aircraft that are safe for passengers to fly in. In Europe we’re certifying these aircraft to a standard that’s 100 times safer than helicopters around aircraft. So it’s a very high bar, it’s the same safety standard as commercial airlines, and that’s, that’s the challenge now. The good news is that the requirements to do that are in place, certainly in Europe with, we’ve got a set of requirements that we need to meet and prove that we can get that standard, and we’re talking about timeframes, 2023 24, 25, for the first commercial vehicles to hit the markets.

Scarlett Fu, Bloomberg QuickTake

You’re gonna be going public by merging with a Special Purpose Acquisition Company. You’ll be. I’m guessing, an industrial company in the overall market, which would put you in the same league as, you know, for instance, other defense contract manufacturers like a Boeing or Lockheed Martin. Do you think that those would be your peers with the Lockheeds and the Boeings or would you want to be, or do you think you’ll be compared to say a Tesla?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Well, I think just about everybody that is going public would love to be compared to Tesla. So, you know, we would definitely take that. I think that we’re going to see electrification of air travel happen really quickly over the next 10 years. First in short haul, obviously long haul’s a bit more challenging, but we’re gonna see the same technology that’s rolling on in the automotive sector today in aerospace over the next decade, so I would expect to see several companies like Vertical become the electric aircraft champions in the same way that you’ve seen, Tesla and some others dominant electric vehicles in the road car market.

Scarlett Fu, Bloomberg QuickTake

You know, I almost forgot to ask you in my excitement over the possibility of what, a four minute journey to JFK looks like. You know, these are electric so that’s a huge deal. Does that mean they’ll be really quiet as well?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yeah, so this is one of the big improvements that we see, obviously. Helicopters are magnificent vehicles but they are incredibly expensive and incredibly noisy. One of the things that we get along with improve safety with electrification, is that these vehicles will be 100 times quieter flying overhead so they will be almost imperceptible. They’ll be silent flying over cities, and they’ll operate, at least in Vertical’s case, it’s about $1 per passenger miles so it’s an 80% cost reduction from flying a helicopter, so this will really transform how we think about traveling around congested cities.

Bloomberg QuickTake Transcript – Stephen Fitzpatrick on Take the Lead, 7/14/2021

Scarlett Fu, Bloomberg QuickTake

Wow, just trying to imagine that, you know, being in the sky for that short amount of time getting to JFK when it’s that quiet -- no one has heard those headphones anymore. Stephen Fitzpatrick of Vertical Aerospace, thank you so much for joining us.

END OF TRANSCRIPT

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Additional Information and Where to Find It

This communication relates to a proposed transaction between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, Vertical intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement of Broadstone in connection with Broadstone’s solicitation of proxies for the vote by Broadstone’s shareholders with respect to the proposed transaction and a prospectus of Vertical. Broadstone also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vertical and Broadstone through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at https://vertical-aerospace.com/ or by written request to Vertical at Vertical Aerospace Group Ltd., Unit 1, Camwal Court, Chapel Street, Bristol, BS2 0UW, and the documents filed by Broadstone may be obtained free of charge by directing a request to: info@broadstoneacquisitioncorp.com.

Participants in Solicitation

Vertical and Broadstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadstone’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Bloomberg QuickTake Transcript – Stephen Fitzpatrick on Take the Lead, 7/14/2021

Additional Information and Where to Find It

In connection with the proposed business combination, Broadstone intends to file a Registration Statement on Form F-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.